Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Arctic Jersey Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

AMCOR LTD 2018 Annual General Meeting Investor Call Thursday, 11th October 2018 14.00 AEDT AMCOR CORPORATE REPRESENTATIVES: Ron Delia, Managing Director and CEO Michael Casamento, Executive VP, Finance and CFO Ron Delia: Thanks operator. Good afternoon, and welcome to our 2018 AGM conference call. This is Ron Delia, Amcor’s CEO. And with me today is Michael Casamento, our CFO. By now hopefully you’ve had a chance to see the materials we released earlier in the morning. And before I open up for questions, I’d like to take a few minutes to recap on a few of the key points that we covered this morning at the formal meeting. Starting with our normal AGM trading update relative to the first quarter. There are two key messages this afternoon from us. First, we’ve had a good start. We’ve had a good start to the year with first quarter performance as we expected. And as a result, the second key message is that there are no changes to our outlook that we had provided in August. In August, we said we were encouraged by early indications that the industry challenges we experienced in the 2018 financial year had started to stabilise, and those encouraging signs continued through the balance of the first quarter. In the Flexible Segment, there has been good traction in recovering higher raw material costs and we continue to expect only a modest earnings impact in the first half with, no impact over the full year, again consistent with our comments in August. In the Rigid Plastics Business, we’ve continued to see modest volume growth in the North American beverage market as well. In terms of emerging markets across all of Amcor, we’ve continued to see good growth in the first quarter building on the trend we saw in the second half of last year, specifically the Rigid Plastics Business in Latin America, Flexibles in Asia and Specialty Cartons in Eastern Europe, have all experienced a good start to the year. And finally, all the cost reduction initiatives across the group remain on track. And that includes the finalisation of the flexibles restructuring programme and the initial stages of the rigid plastics productivity improvements. So, in summary, we remain confident of delivering strong cash flow again this year and constant currency earnings growth for 2019. That earnings growth will be weighted towards the second half given the timing of restructuring and integration costs and the fact that our interest costs will be lower in the second half, relative to the first half. The second topic I want to turn to briefly is the previously announced Bemis acquisition. Today, Amcor is a very strong company and a leader in its own right, but by combining with Bemis, we create the global leader in consumer packaging with sales of $13 billion and EBITDA of $2.2 billion.

From a strategic perspective, we believe the rationale for putting these two companies together could not be stronger. First, there is the resulting global footprint for our flexible packaging business. Second, across that global footprint, we’ll have greater scale and resources in each key region around the world. Third, our portfolio will benefit from increased exposure to attractive end markets by protein and healthcare and attractive product segments like barrier films and foils, and we expect the insights and experience from those positions can be transferred across regions and leveraged across Amcor’s global footprint. And then, of course, there is a combination of capabilities and management talent from both companies. So, the result will be a much stronger Amcor with the ability to offer global regional and local customers the most compelling value proposition in the industry and a broader range of innovative and sustainable products. We believe the financial rationale for the deal is equally compelling. The transaction itself delivers double-digit pro forma EPS accretion for all shareholders, and returns well above Amcor’s weighted average cost of capital. And the teams from Amcor and Bemis have worked together to identify at least $180 million in cost synergies which would not be available to either company independently. And the synergies will be delivered by the third financial year post close and fall into three areas. First, in terms of general administrative costs, while we’ve specifically excluded sales and marketing and R&D from these initial estimates, we have identified opportunities to eliminate other duplicate costs, including regional overheads and two sets of public company costs. Second, the manufacturing footprint synergies will come from optimising our supply chain and removing fixed costs across the combined footprint of over 150 flexible packaging plants around the world. And third, in procurement, there’ll be incremental opportunities to optimise our combined spend of around $6 billion per year across multiple direct and indirect categories. And we’re confident in our ability to deliver at least $180 million in cost synergies. That represents 4% to 5% of Bemis’ sales. It’s important to reemphasis that this includes cost synergies only within the revenue synergies representing additional upside to the transaction. As a result of the deal and these synergies, Amcor will have a stronger financial profile going forward with higher margins and stronger growth potential. We’ll maintain an investment grade balance sheet and with annual cash flow exceeding $1 billion, we’ll continue to provide shareholders with a competitive dividend which will increase over time. In addition, there’ll be immediate capacity for further investment or share buybacks. And again, that’s additional upside that has not been factored into the transaction metrics. Finally, the all stock transaction structure results in shares being listed on two major exchanges, the NYSE and of course the ASX. Amcor shareholders can elect to receive either ASX listed shares in the form of CDIs or NYSE listed shares, and any shareholder at any time has the option to switch between one form of share or the

other.The new Amcor CDIs and the NYSE listed shares will be fully fungible and interchangeable. Now, given the geographic mix and the typical mandates of shareholders that make up Amcor’s shareholder base, we expect that approximately 70% of all new Amcor shares on issue will be listed on the ASX in the form of CDIs with the remaining 30% of shares listed and traded on the NYSE. This structure creates a unique and advantaged outcome in terms of index participation. We expect the combined company will be within the top 300 largest companies in the US S&P 500 Index and the Australian listed CDIs will continue to be in the S&P ASX 200 Index with no significant change expected to Amcor’s current index position. Now, in summary, there are a couple of simple messages here related to Amcor and Bemis results in the footprint, scale most compelling value proposition to all of our this and key transaction. Combining capabilities to offer the stakeholders, including employees, customers and the environment. And again, the strategic fit could not be stronger. For both of the shareholders, the transaction delivers a unique opportunity to benefit from significant value creation, the value which would not be achievable on the same timeframe by either company independently. Finally, the transaction on the terms previously announced will be put to shareholders for a vote. We’re on track to secure the necessarily regulatory approvals and to complete the documentation and SEC registration processes, and we continue to expect the transaction will close in the March 2019 quarter. With that, I’m happy to take your questions. Operator, we’ll open the line now for Q&A. David Errington, Merrill Lynch David Errington: Hi Ron. Good afternoon. Can I ask the purpose of today’s conference call? Thanks for the opportunity. But it appears that you’re going out of your way to make it clear that nothing has changed since August and that everything that you said in August, there has been no change. So, I’m just wondering why you think it’s necessary to come out and make such a strong comment because I’m surprised, that as far as I was concerned everything is going according to plan. And I’m just surprised as why you feel the need to come out so strongly to make it clear to everyone that nothing has changed? Ron Delia: Well, David, you’ve been paying attention. That’s exactly the point. We have an AGM every October or November and every year we provide a trading update and we have a conference call in the afternoon. We provide an update at that point on whatever we think is important to the market at that time. This year, we find it particularly important to highlight the strong first quarter, and to reiterate our guidance. I think the other important topic of interest to investors would be the Bemis acquisition as well.So, I think it’s the right time to be giving an update on those particular topics.

David Errington: Are you worried or are you concerned that – because your stock price is down significantly in the last month or so, are you worried that the shareholders of Bemis might be wanting you to put a bit of sugar? Is that another reason is that you’re just making it very clear publicly, hey guys, nothing has changed, our business is still going very, very strong. We’re very committed to this business and therefore if you’re expecting anything more, forget it; is that another message that you’re trying to give? Ron Delia: Well, we’re not trying to give that message. But David, again we schedule the AGM a year in advance and we provide an update on whatever we think is important at that particular point in time. I’m not sure what else to say beyond that. David Errington: Okay. Can I ask about the synergies? You seem to be essentially more confidence in the synergies, that you’ve put them into buckets. You’ve segmented them. Are you more confident today than what you were before or you’re about the same – you’re just now prepared to come out and give a bit more granularity toward them? Ron Delia: Look, we’ve almost used the identical slides from August. I think we’ve brought a little bit more colour, yeah, you could use the word granularity on where they’re going to come from. We’ve been confident from the outset because these synergies were jointly developed by both teams, vetted with the third-party external consultant and benchmarked against our experience and other deals in this space. So, I think it’s fair to say we’ve been pretty robust and pretty confident from the beginning. David Errington: When you get to G&A first, then you get the manufacturing, then you get procurement. Is that the way it flows, in that order? Ron Delia: Probably not as sequential as that but generally you get the overheads first and procurement takes a little longer. On footprint, you want to make sure that you’re executing the right initiatives and not being too quick about it. And certain procurement savings you can get immediately and other procurement opportunities take a little time as you qualify certain materials, etc. But you certainly get the G&A first. David Errington: Not trying to be too cute in your wording, but in your wording, you said that in flexibles, the raw material cost in flexibles would now only have a modest impact in your full year numbers. I think at the end of the full year, you did say the impact would be neutral. Is that being too cute that that’s not the way it’s supposed to be read because you did say neutral I think at the full year. Now you’re saying only modest. Does raw materials have a bit of a negative impact and underlying business in flexibles better or is that I’m reading just too much into that? Ron Delia: No, David, just to be clear, there is no change to what we said in August. We said neutral for the full year, and what I said this afternoon is a modest negative impact in the first half which is what we said in August as well which, by inference means the second half will start to over recover. David Errington: Okay. Thanks Ron.

Ron Delia: Thanks. Larry Gandler, Credit Suisse Larry Gandler: Thanks Ron. Couple of questions from me. First, Ron, I just want to ask you about resin, particularly that used in your flexibles business. We’ve had the China tariffs imposed on LLDP. How has that affected your resin procurement, whether it’s just price and you’re agnostic to it, not sure if you can make a comment on your thinking about resin for the flexibles business? Ron Delia: Yeah, look, Larry, I wouldn’t comment on any specific commodity because it would be giving an undue prominent, but across the basket of things that we buy which includes resins, also includes some converted films, foil or aluminium I should say, liquids, etc., we’re right on track in terms of recovering to our expectations, and we’ve seen increases in several of those commodities moderate or in fact in some cases start to decline. And then when we look forward, we see a mixed picture, which is fine. This business functions on a pass-through model and we recover all of the input cost changes up and down. The only time we have any kind of impact we’re talking about is when things move in one direction at the same time and that’s what we had last year. As we look forward this year, we see different outlooks for different commodities in different regions. You see some parts of the world with potential resin increases, other parts of the world with likely resin decreases, and so on, through the basket of commodities. So, I’d sort of stick with the earnings impact that we expect which is unchanged from where we were in August; and just what I said to David, we expect no impact this fiscal year. Larry Gandler: Okay.That’s fine. My second question tends to some of the emerging markets, sort of related, versus a number of emerging markets. Brazil, Argentina, Turkey have had these massive currency moves. I’m just wondering how quickly does the wage inflation come through, or can you hold that back and maybe capitalise on USD earnings there? Ron Delia: Well, look, in those countries that are prone to such inflationary impacts like the three you mentioned, our pass-through mechanisms have the ability to pass-through general inflation or specific wage inflation that might be linked to some kind of wage index. So, we’re covered from that perspective. We’re not trying to benefit in any short-term way. And then as it relates to raw materials, those materials are priced typically in hard currencies or dollars or euros. And we pass any impacts from currency changes through just like we pass through changes in indexes, in underlying commodity indexes. So, I think the only concern is inflation gets to a point where demand starts to soften. Then you just have a soft market. But as far as the inflationary impacts, that’s pass-through in our commercial model.

Larry Gandler: Yeah, and that led me to my last question which is that demand piece, in particular in Latin America flexibles. America flexibles in terms of demand? Can you say anything about Latin Ron Delia: Yeah, I’d say it’s where it was in August. It hasn’t been very robust. Bear in mind in flexibles we’re in some different markets than people might be used to hearing about. So, in the Andean region primarily Colombia, Peru, Chile; and, of course, Argentina, is a smaller part of the business. And the economies there have been soft but the situations have been stable certainly since August and probably over the last couple of quarters. Larry Gandler: Okay, great. Thanks. Ron Delia: Thanks. Richard Johnson, CLSA Richard Johnson: Thank you very much. Ron, can I just clarify something, or just take you to your commentary around the balance sheet and the cash flow on a post-deal basis, so the $1 billion you talk about, I just wanted to clarify are you implying, given the time scales, you’re suggesting which is immediate that you’re actually read the other balance sheet? The reason I say that is obviously if you look at the cash flow on a post-dividend basis, it’s significantly lower and not altogether that much different from what the legacy Amcor would generate in a normal year anyway. And to make a difference, given that the whole company being significantly larger, obviously, the backlog has to be bigger to be meaningful in any kind of way. So, just trying to really understand what your thinking is there? Ron Delia: Yeah, look, we’re going to have over $1 billion of cash flow before dividends. We would expect that that’s going to result in a substantial uplift to the after-dividend cash flow of the company going forward. I’m not going to get into specific numbers. You’ll have to model those yourself but we would suggest that it is a big significant increase. My comments are just to say that the business will have a balance sheet that looks very much like Amcor’s balance sheet today, and historically which is levered at the mid-two range. We’ll do what we always do from day one, which is assess the investment opportunities we have looking forward against the potential to just return capital through our buyback. What we’ll be less inclined to do is to delever further. So, you can read into that whatever you want. But the point is that the business would generate a lot of cash and could delever very quickly if the cash is not redeployed to the benefit of shareholders. Richard Johnson: Got it. Great. Thanks. That’s helpful. Then secondly just a small point but I hadn’t thought about it for a couple of years. I’m just wondering what your thinking is around your UK business with Brexit creeping up on it? Ron Delia: The UK business these days is a small business. It’s not unimportant but it’s small. It services the domestic market primarily in flexible packaging. We had a cartons plant there that we closed a couple of years ago, so we’re now down to a handful of plants there that supply the local [inaudible] market.I think the Brexit impacts that will be most immediate would be any changes to currencies and the impact that has on raw materials. pass-through, as part of the price concerns really. But as I mentioned to Larry earlier that’s just changes of commodities.So, no plans and no Richard Johnson: Okay. Thanks. Then finally, I think I’m right in saying that the mediation efforts you were going through with regards to your legal claim with Alusa didn’t really come to anything. I’m just really wondering – and then maybe its a question for Michael, what the legal costs are that you’re incurring around this at the moment? Ron Delia: Yeah, Richard, let me just take that. I’m not going to comment on the status of those but I wouldn’t draw any conclusions either way. Richard Johnson: Okay, thanks. Daniel Kang, Citi Investment Research Daniel Kang: Morning everyone. Just three questions from me. Firstly, on raw materials. I know you’ve touched on this. But given the backdrop of the surge in oil prices of over 20% over the last couple of months, how do you view the risk of the headwind actually re-emerging in the second half? Is that a risk on your expectations of recovery in the second half? And the second one is just on the Bemis offer itself. As the fixed exchange ratio implies that the take-over premium has nearly been wiped out, do you see this as a risk to shareholder approval on the Bemis side and would the board consider altering the terms or the value of the bid? Ron Delia: Let me deal with that one first, Daniel. We don’t see any risk and no, there is nothing to reconsider because it’s a very fair deal for both sides and both sets of shareholders. We don’t see a risk because I think it’s pretty clear to both sets of shareholders that there’s a pretty significant value creation opportunity here starting with $180 million of cost synergies in the first three years and the earnings accretion that that provides, I think that’s pretty compelling and it’s pretty clear that’s not available to either company independently. I think then secondly, consolidation is generally favourable in any case. And particularly if growth slows and if cost pressures become more challenging, I think it’s all the more reason why consolidation becomes very compelling. I don’t think anybody would question whether the strategic fit between the two businesses is complementary and compelling. So, there is no risk to any of that, and there is no consideration to the terms of the deal changing in any way shape or form. On raw materials, as I said to Larry, we purchase a basket of goods and even that portion of our spend, which is polymer based and linked to oil, or gas, is not only affected by the underlying crude price or the gas price. There is also the supply-demand dynamics. So, our comments today reflect what we see across the basket, across the different regions of the world and we see what we saw in August, which is no impact to the P&L for the year from changes in raw material cost.

Daniel Kang: Got it. Thanks Ron. Another real quick one on North American beverage volumes. Can you talk about the mix in terms of hot fill and cold fill improvement within the context of the improvement in volumes? Ron Delia: Yeah, as we said, the volume has continued to grow modestly as we saw through July and the beginning part of August, that continued for the quarter. And the mix has been more or less benign, probably modestly positive, in terms of the product mix. So, things are on track and things look like they looked in August when we were last out to the market. Daniel Kang: Thanks for that Ron. Ron Delia: Thank you. Niraj Shah, Morgan Stanley Niraj Shah: Hi guys. Good afternoon. Ron, I take your point on, I guess, immediate balance sheet capacity to make further investment. Maybe if you could just comment on that from a management bandwidth perspective and how actively you’re working on the potential deal pipeline at the moment, given there is Bemis going on as well? Ron Delia: Yeah. Look, that’s what our focus is Niraj. I mean, in flexibles, think about this Bemis transaction as a series of three or four smaller deals and maybe that might help contextualise it. Obviously the big business in North America everybody is familiar with but then there is a business in Europe which will need to be integrated by our European business. There is the Asia businesses which need to be combined and then Latin America, we have two equally sizable businesses that have to be integrated. So clearly in the flexible space, that’s the focus and will be for the foreseeable future. I think in rigid plastics, that’s a different part of the organisation and we continue to look for opportunities there. But, I think the takeaway should be we’re going to be keenly focused on integrating what will be the largest acquisition in our history and so the implication is that we’re likely to generate a lot of excess cash. Anyone who has followed us through our history and looked at how we think about capital allocation would know that we’re unlikely to just let the balance sheet delever and we’d prefer to find a way to create value for shareholders in that context. So that’s just the point. Niraj Shah: Thanks Ron. And perhaps along the same vein but looking further out, does the combination with Bemis open up new categories or new areas for potential acquisitions that Amcor as a standalone wouldn’t have necessarily considered? Ron Delia: Well, absolutely. I think first of all, it opens up new categories for us that we’re not really in and then it gives us a geographic footprint which makes bolt-ons much more accretive and higher returning in certain areas. So on the segment point, clearly there is a protein position Bemis has which we find quite attractive, that we’re not in today, and that position would give us a big head start towards continuing to grow in that area. If I think then about geographies, the position that Bemis has in North America and Brazil, in places where we’re currently subscale today means that any bolt-ons from here have a much higher return profile. So I think there is no question about it the M&A opportunities get broader and deeper as a result of the big combination with Bemis. Niraj Shah: Great. Thank you. Ron Delia: Thanks. John Purtell, Macquarie Securities John Purtell: Ron, how are you? Ron Delia: Hey John. Thanks. How are you? John Purtell: Not too bad.Thanks.Just had a couple of questions.Thank you. Firstly, in relation to your commentary on rigids in Latin America is positive notwithstanding the tough macro there. Can you provide some colour around what's happening on the ground there, please? Ron Delia: Yeah. Look the business is always a bit more micro than macro as you know, unless there is some serious dislocations and we’ve seen those in Latin America. We’ve had a good start. We had a pretty good second half and we had a good start in most of the region as the portfolio, as you know. So, it’s never the case where every country is coming along at the same time but we’ve had a good start in volume terms in the northern part of the region, Mexico, Central America, the Caribbean and in parts of the Brazilian business. Argentina has been soft from a volume perspective. But all up, we’ve had a really good start, plus good cost control so we’re pretty pleased and right on track. John Purtell: And does the same apply for some of the other EMs you’ve called out there are obviously flexibles in Asia and especially cartons, obviously, some contrast to this time a year ago but it looks to be a continuation of that improvement you saw in the second half of ’18? Ron Delia: Yeah, exactly. That’s exactly the point. It’s a continuation of that sort of momentum that we ended last year with. John Purtell: So, similar type of momentum? Ron Delia: Yes. Exactly. John Purtell: And just the last question if I can, just around freight costs in the US obviously getting a lot of air time in terms of increases there, something you haven’t really sort of called out or spoken to. So, if you could just comment on what impact or how relevant that is to your business in terms of your contract mechanisms and pass-through and the like? Ron Delia: Yeah, this one John is a little different than just passing through, because in most cases, in fact the overwhelming majority of cases the freight is paid by the customer. In many cases it’s just directly contracted and sourced by the customer. So there really is no pass-through. The only freight that we’re subject to is our own internal freight if we’re shipping products or intermediate products between factories, then we have to wear that and that’s been an area of inflation, but it’s not a material issue for us. Plus the fact that this is a pretty local business, we’re just less subject to long freight haul and big freight bills. John Purtell: Okay, thank you. Owen Birrell, Goldman Sachs Owen Birrell: Hi guys.Just a couple of questions from me.The first one was around the changing, regulatory environment and in particular as it pertains to Europe. I think I read recently that the are French looking to change their policy to include some tariffs on products produced from primary resins. Just wondered whether you’ve got any thoughts on firstly the likelihood that other countries in Europe will follow that lead and whether you think there’ll be any volume effect on you, either through changes in customer preferences or even just the product produces themselves changing potentially substrates? Ron Delia: All of the growth in the packaging space has been in plastics for a reason. I think it provides the most opportunities to protect products and to provide the functionality that consumers want. So, we don’t see any trend out there regulatory or otherwise that’s going to change that. What we do need to do is continue making sure that the packaging that we make and the whole industry makes is responsible and sustainable and we’ve been pretty active taking a lead in that regard in terms of committing to make all of our packaging recyclable or reusable by 2025 and making some pledges about working with others including governments to ensure the consumers understand the recycling obligation they have as well. So that’s the answer for us as we see it. I think plastic packaging has a substantial role to continue to play in food and healthcare which is where Amcor is participating. Owen Birrell: So, if the costs of producing something with a prime resin goes up, do you think that there is any sensitivity to the market demand for it? Ron Delia: Not in the food and healthcare staples that we provide packaging for. I think that those tend to be pretty defensive and the elasticity to changes in packaging costs really is pretty low on the consumer. Owen Birrell: Okay. And just secondly from me, just around currency sensitivity. I mean, the US dollar has been incredibly strong as of late. Do you have a sense of what the currency headwind is for your reported earnings in the current half? Michael Casamento: It’s Michael here. Yeah, I’d say, obviously, the US dollar has strengthened across a lot of currencies and so that will have an impact – that will be a headwind to our reported numbers. I mean, the Euro is the way we’ve got the biggest exposure. So, that’s moved a couple of cents and I think we’ve called out in the past that that’s $2 million to $3 million CIP impact for one-cent movement, so gives you some insight into that. I mean, the other currencies, it really depends. There is a multitude of currencies to work across, so as we said the US dollar strengthened across those so there will be some headwind. Owen Birrell: So, just to confirm the guidance about that profit before tax growth in the first half. Is that on a reported basis or are you talking in constant currency in that level?

Michael Casamento: We talk at constant currency in that level. We always talk like that. Ron Delia: We run the business on a constant currency basis. Owen Birrell: If the US dollar continues to rip, then you potentially could get a reported result that actually doesn’t have growth year-on-year but underlying that at the constant currency, there will be growth. Ron Delia: Look, theoretically that’s possible. Owen Birrell: Yeah, theoretically. Okay. Excellent. All right, thanks guys. Ron Delia: Thank you. Operator: There are no questions at this time. conference back to today’s presenters. I would now like to hand the Ron Delia: Great. Well, thanks. Thank you very much for joining us today. Operator, if there are no further questions, then we’ll end the call there. Thank you. [END OF TRANSCRIPT]

Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement. Legal Disclosures No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information Will Be Filed with the SEC In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov). Participants in the Solicitation Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.